SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of September, 2006

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar 01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Note to the Market

Plan to divest the Mogi das Cruzes mill

São Paulo, September 04, 2006 – Votorantim Celulose e Papel S.A - VCP (Bovespa: VCPA4 / NYSE: VCP) announces the plan to divest its non-integrated special paper mill located in the city of Mogi das Cruzes (SP). VCP will conduct the sale process and intends to conclude it by the end of this year.

The Mogi das Cruzes mill produces approximately 22 thousand tons per year of industrial and special papers such as decorative papers (for coating of wood panels and furniture), special packaging papers (for soaps and pack of cigarettes) and special printing & writing papers (colorful, perfumed, embossed papers and cardboards). In 2005 the Mogi unit posted net revenues of R$60 million and sales of 20 thousand tons of papers, representing approximately 1% of VCP’s total sales.

The divestiture plan of this unit is part of VCP’s strategy to focus and grow in the production of market pulp and printing & writing papers (coated and uncoated) in large scale, in line with the 2020 outlook.

Share price:	Investor Relations

VCPA4 = R$34,93	Valdir Roque
ADR VCP = US$16,15	CFO and IRO
Sep 01, 2006
Alfredo F. Villares
Shares outstanding:	IR Manager

204,145,507	Andrea Kannebley

Market Capitalization:	Isabela Cadenassi

R$7.0 billion	Sandra Matsumoto
US$3.3 billion	Ph: (5511) 2138-4168 /4287/4261/4361 | Fax: (5511) 2138-4066
Email: ir@vcp.com.br www.vcp.com.br

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: 09/05/2006	VOTORANTIM PULP and PAPER INC.

(Registrant)

	By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer